SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 13)*

CENTRAL EUROPEAN
DISTRIBUTION CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

             153435-10-2
(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 153435-10-2	13G	Page 2

1		NAMES OF REPORTING PERSONS William V. Carey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,392,515 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,392,515 (1)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,392,515 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ X ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.01% (2)
12		TYPE OF REPORTING PERSON IN

(1)           As of December 31, 2012.
(2)           The percentage calculations are based on 73,045,992 outstanding Shares of common stock as of September 30, 2012 (as recorded on the Form 10-Q filed by the Issuer with the United States Securities and Exchange Commission on November 19, 2012) and assumes that options to purchase 302,669 Shares have been exercised.

Item 1(a). Name of Issuer:

Central European Distribution Corporation

Item 1(b). Address of Issuer’s Principal Executive Offices:

3000 Atrium Way, Suite 265

Mt. Laurel, NJ 08054

Item 2(a). Name of Person Filing:

This statement is being filed by:

William V. Carey

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address for William V. Carey is ul. Wojewodzka 24, Konstancin, Poland.

Item 2(c). Citizenship:

William V. Carey is a citizen of the United States of America.

Item 2(d). Title and Class of Securities:

Common Stock, par value $0.01 (“Shares”)

Item 2(e). CUSIP Number:

153435-10-2

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

As of December 31, 2012: William V. Carey beneficially owned 4,392,515 Shares, consisting of 30,000 Shares owned by WVC 2007 Family LLC; 50,000 Shares owned by Carey VII LLP; 3,705,219 Shares owned directly by Mr. Carey as trustee of The William V. Carey Revocable Trust; 304,627 Shares owned by the William V Carey Trust, of which Mr. Carey is the trustee; and options to purchase 302,669 Shares that may be acquired within 60 days of December 31, 2012. This does not include 152,500 Shares owned by Mr. Carey’s spouse of which Mr. Carey disclaims beneficial ownership.

(b) Percent of class:(3)

As of December 31, 2012: The 4,392,515 Shares beneficially owned by Mr. Carey constituted 6.01% of the Shares outstanding.

(c) Number of shares as to which such person has:

(i)   Sole power to vote or to direct the vote:

As of December 31, 2012, 4,392,515.

(ii)  Shared power to vote or to direct the vote:

Not Applicable

(iii) Sole power to dispose or to direct the disposition of:

As of December 31, 2012, 4,392,515.

(iv) Shared power to dispose or to direct the disposition of:

Not Applicable

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following [__].

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications.

Not applicable

(3)           See footnotes on page 2 of this Schedule 13G.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 13 to Schedule 13G is true, complete and correct.

Dated:  February 14, 2013

/s/ William V. Carey
Name: William V. Carey, individually

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